Exhibit 99.B(d)(20)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Ares Management, LLC

Dated March 30, 2007, as amended May 21, 2009 and June 28, 2017

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

High Yield Bond Fund	[REDACTED]*

Enhanced Income Fund	[REDACTED]^

*Commencing on June 28, 2017, an offset will be applied by the Adviser against each monthly compensation amount to the Sub-Adviser until a credit in the total amount of [REDACTED] has been achieved. After that time, compensation shall revert to the listed annual rate above.

^Commencing on June 28, 2017, an offset will be applied by the Adviser against each monthly compensation amount to the Sub-Adviser until a credit in the total amount of [REDACTED] has been achieved. After that time, compensation shall revert to the listed annual rate above.

Agreed and Accepted:

By:	By:

/s/ William T. Lawrence	/s/ Michael D. Weiner

Name:	Name:

William T. Lawrence	Michael D. Weiner

Title:	Title:

Vice President	Authorized Signatory